Exhibit 99.1

ADS-TEC Energy Delivers First Quarter 2024 Trading Update

NÜRTINGEN, Germany – May 14th, 2024 – ADS-TEC Energy plc (“ADS-TEC Energy,” “Company,” “we,” “our” or “us”) (NASDAQ: ADSE), a global leader in battery-buffered, ultra-fast charging technology, today announced its trading update for the quarter ended March 31, 2024.

Key Highlights from the First Quarter 2024:

●	Revenue for the first quarter of 2024 totaled approximately EUR 37 million.

●	Adjusted EBITDA for the first quarter of 2024 amounted to approximately EUR 1 million.

●	This marks the company’s second consecutive profitable quarter, a testament to our resilience particularly during the traditionally slow first quarter and positions us well for sustained profitability as we anticipate revenues will ramp up through the remainder of the year.

●	Cash reserves at the end of the quarter stood at approximately 23,0 million, demonstrating strong cash management despite significant year-over-year growth.

●	The majority of revenues are expected to be recognized in the second half of 2024 based on our current order backlog.

●	We anticipate 2024 full-year revenues to exceed EUR 200 million and positive EBITDA for the fiscal year, supported by robust order intake in early 2024.

Operational Highlights for the First Quarter of 2024:

●	Continued expansion of our client base with the addition of a significant amount of new blue-chip customers, both in Germany and across Europe, are underpinning the strong growth momentum.

●	ADS-TEC Energy’s customers usually work with a sales cycle of several months and typically conclude with significant follow up orders after having successfully tested the systems. This supports continued growth from a higher revenue base.

●	Increased momentum in the US market as demand grows for upgrades to 50-70 kW chargers due to limitations in power grids.

●	Strategic partnerships and key contract wins in pursuit of European expansion, including a significant collaboration with Caverion, a leading industrial player in the Nordic region.

●	Securing contracts in the Netherlands as part of the NXT 50five project, highlighting our commitment to advancing sustainable energy solutions across Europe.

●	Introduction of ultra-fast EV charging stations at the Marina Palms residential complex in Florida, underscoring our commitment to driving sustainable mobility solutions in the US.

●	Establishment of partnerships with companies such as Nouria, Alabama Power, and Ford dealerships, showcasing our technological innovation and commitment to sustainable mobility in the US market.

●	Added highly competent personnel, including the appointment of Dr. Andreas Fabritius and Alwin Epple to our Board of Directors, and the addition of Renato Gross as Senior Vice President in our US office, enhancing our expertise and leadership capabilities.

●	These developments bolster confidence in our continued growth trajectory for 2025 and beyond.

Thomas Speidel, CEO of ADS-TEC Energy, commented, “ADS-TEC Energy is gaining momentum as our systems demonstrate strong operational performance, with highest availabilities and uptimes. More and more customers are signing service contracts with availability commitments of 95% and even above. In practice, we are seeing usage rates of well over 20 fast charging sessions per day, delivering more than one MWh to e-vehicles, which significantly exceeds even our expectations and those of our customers. This is because all of this takes place on the existing power-limited grid connection. Our ultra-high-power battery-buffered systems are therefore also used for upgrades and replacements of low power 50-70KW chargers and provide a seamless and cost-effective upgrade path without the need for grid expansion.

Our second consecutive profitable quarter marks a significant milestone towards what we anticipate to be sustained profitability in FY 2024 and beyond and makes me very proud of our strong and unique team. Our expanding partnerships with blue-chip clients and our growth across Europe and the US reaffirm our confidence in our platform’s scalability, robust customer growth, and continued success in the charging ecosystem for 2025 and beyond.”

The estimated preliminary financial results provided above are based on the information available to us at this time. Actual results may differ from these estimates due to final adjustments and other developments that may arise before the completion of the financial results for the first half of 2024. These financial figures have not been audited or reviewed by the Company’s external auditors and should not be considered a substitute for our full interim or annual financial statements. Therefore, undue reliance should not be placed on this preliminary data.

About ADS-TEC Energy

ADS-TEC Energy plc, a public limited company incorporated in Ireland and publicly listed on NASDAQ (“ADS-TEC Energy”), serves as a holding company for ads-tec Energy GmbH, our operating company incorporated in Germany (“ADSE GM”) and ads-tec Energy Inc., a US subsidiary of ads-tec Energy GmbH (“ADSE US” and together with ADS-TEC Energy and ADSE GM, “ADSE”). Based on more than ten years of experience with lithium-ion technologies, ADS-TEC Energy develops and manufactures battery storage solutions and fast charging systems including their energy management systems. Its battery-based, fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. It was most recently nominated by the President of the Federal Republic of Germany for the German Future Prize and elevated to the “Circle of Excellence” in 2022. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies and charge-operators.

More information: www.ads-tec-energy.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding our financial outlook for 2024, our expectations with respect to future performance and the anticipated timing of certain commercial activities. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: the geopolitical events including the Russian invasion of Ukraine; macroeconomic trends including changes in inflation or interest rates, or other events beyond our control on the overall economy; our business and those of our customers and suppliers, including due to supply chain disruptions and expense increases; our limited operating history as a public company; our dependence on widespread acceptance and adoption of EVs and increased installation of charging stations; our current dependence on sales to a limited number of customers for most of our revenues; overall demand for EV charging and the potential for reduced demand for EVs if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of EVs or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; supply chain interruptions and expense increases; unexpected delays in new product introductions; our ability to expand our operations and market share in Europe and the U.S.; the effects of competition; changes to battery energy storage standards; and the risk that our technology could have undetected defects or errors. Additional risks and uncertainties that could affect our financial results are included under “Item 3. Key Information – 3.D. Risk Factors” in our annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024, which is available on our website at https://www.ads-tec-energy.com and on the SEC’s website at www.sec.gov. Additional information will also be set forth in other filings that we make with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by applicable law.

Use of Non-IFRS Financial Measures.

ADS-TEC Energy has provided in this press release financial information that has not been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). ADS-TEC Energy uses these non-IFRS financial measures internally in analyzing its financial results and believes that the use of these non-IFRS financial measures is useful to investors to evaluate ongoing operating results and trends, and in comparing ADS-TEC Energy’s financial results with other companies in its industry as well other technology companies, many of which present similar non-IFRS financial measures.

The presentation of these non-IFRS financial measures is not meant to be considered in isolation or as a substitute for comparable IFRS financial measures and should be read only in conjunction with ADS-TEC Energy’s consolidated financial statements prepared in accordance with IFRS. A reconciliation of ADS-TEC Energy’s historical non-IFRS financial measures to their most directly comparable IFRS measures has been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

Definition and Reconciliation of Non-IFRS Measures

The press release includes certain non-IFRS financial measures such as “EBITDA” and “Adjusted EBITDA”. ADS-TEC Energy believes these measures are useful to investors for evaluating period-to-period operational performance on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

ADS-TEC Energy defines EBITDA as result before tax before (i) finance income / (expenses) and (ii) depreciation and amortization. ADS-TEC Energy defines Adjusted EBITDA as EBIDTA plus listing fee. These measures should not be considered as measures of financial performance under IFRS, and the items excluded from or included in these metrics are significant components in understanding and assessing ADS-TEC Energy financial performance.

Media Contact:

For ADS-TEC Energy – International

Juliane Kunz

Senior Press Officer

press@ads-tec-energy.com

For ADS-TEC Energy – US

Stephannie Depa

Breakaway Communications

+1 530-864-0136

sdepa@breakawaycom.com

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